December 16, 2016

VIA EDGAR TRANSMISSION

Mr. Craig Arakawa

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance Office of Beverages, Apparel, and Mining

Washington, D.C. 20549

Re: Steven Madden, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Response Dated November 3, 2016

File No. 000-23702

Dear Mr. Arakawa:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below is our response to the comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated November 23, 2016 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016. For the Commission’s convenience, the Company has provided the text of the comment below with the response immediately following.

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 33

1.	We note your response to comment 1 indicating that you would provide revised disclosure in future filings relating to your exposure to foreign currency exchange risk to comply with Item 305 of Regulation S-K. Please tell us why you did not include these disclosures in your Form 10-Q for the quarter ended September 30, 2016 or revise to provide these disclosures.

Company Response

We acknowledge the Staff’s comment and advise that, in light of the timing of the initial comment letter, and the timing of the filing of the Company’s Form 10-Q for the fiscal quarter ended September 30, 2016, it was the Company’s intention to convey in our response that additional disclosures related to foreign currency exchange risk responsive to the Staff’s comment would first be included in the Company’s Form 10-K for its fiscal year ended December 31, 2016. A draft of the Company’s anticipated disclosures required by Item 305 of Regulation S-K relating to foreign currency exchange risk is provided below:

Mr. Arakawa December 16, 2016

Branch Chief

“We face market risk to the extent that our U.S. or foreign operations involve the transaction of business in foreign currencies. Also, our inventory purchases are primarily done in foreign jurisdictions and inventory purchases may be impacted by fluctuations in the exchange rates between the U.S. dollar and the local currencies of our contract manufacturers, which could have the effect of increasing the cost of goods sold in the future. We manage these risks primarily by denominating these purchases in U.S. dollars. To mitigate the risk of purchases that are denominated in foreign currencies we may enter into forward foreign exchange contracts for terms of no more than two years. A description of our accounting policies for derivative financial instruments is included in Notes A and L to the consolidated financial statements.

During 2016, the Company entered into forward foreign exchange contracts. We performed a sensitivity analysis based on a model that measures the impact of a hypothetical change in foreign currency exchange rate to determine the effects that market risk exposures may have on the fair values of our forward foreign exchange contracts that were outstanding as of the year-end. As of December 31, 2016, a 10% appreciation or depreciation of the U.S. dollar against the exchange rates for foreign currencies under forward foreign exchange contracts would result in a net increase or decrease, respectively, in the fair value of our derivatives portfolio of approximately $XX.

In addition, we are exposed to translation risk in connection with our foreign operations in Canada, Mexico, Europe and South Africa because our subsidiaries and joint ventures in these countries utilize the local currency as their functional currency and those financial results must be translated into U.S. dollars. As currency exchange rates fluctuate, foreign currency exchange rate translation adjustments reflected in our financial statements with respect to our foreign operations affects the comparability of financial results between years.”

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The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our response or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Very truly yours,

 /s/ Arvind Dharia

Arvind Dharia

Chief Financial Officer

cc: Joanna Lam, Staff Accountant, United States Securities and Exchange Commission